April 5, 2024

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ImmuCell Corporation
Registration Statement on Form S-3
File No. 333-278438

Ladies and Gentlemen:

ImmuCell Corporation hereby requests that the effective date and time of the above referenced Registration Statement bes accelerated to 5:00 pm on April 9, 2024 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933, as amended.

Very truly yours,

IMMUCELL CORPORATION

By:	/s/ Michael Brigham
Name:	Michael Brigham
Title:	President, Chief Executive Officer and Treasurer